FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:          DECEMBER 2009

Commission File Number:    000-50422

                                AMADOR GOLD CORP.
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             (Exact Name of Registrant, as Specified in its Charter)


   711-675 WEST HASTINGS STREET, VANCOUVER, BRITISH COLUMBIA, CANADA, V6B 1N2
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                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]              Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       [_]              No        [X]

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________


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                                TABLE OF CONTENTS

Document 1          News Release dated December 15, 2009
Document 2          Material Change Report dated December 15, 2009

                                                                      Document 1


                                                   #711-675 WEST HASTINGS STREET
                                                  VANCOUVER, B.C. CANADA V6B 1N2
                                                         TELEPHONE: 604-685-2222
                                                               FAX: 604-685-3764
                                                          WWW.AMADORGOLDCORP.COM

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FOR IMMEDIATE RELEASE:  DECEMBER 15, 2009                              TSX-V:AGX

     AMADOR GOLD CORP. ACQUIRES EXTENSIVE GOLD PROPERTY IN WEST TIMMINS CAMP
                       ALONG DESTOR-PORCUPINE FAULT ZONE

o TIONAGA GOLD PROPERTY OVER 14 KM IN LENGTH AND IS CONTIGUOUS WITH COMPANY'S HORWOOD PROPERTY WHERE DRILLING ON GOLD TARGETS IS CURRENTLY UNDERWAY

o RECENT SURFACE WORK ON ADJACENT HORWOOD PROPERTY RETURNED GRAB SAMPLE ASSAYS AS HIGH AS 183.5 G/T GOLD

o PROPERTY LOCATED APPROXIMATELY 65 KM SOUTHWEST OF LAKE SHORE GOLD DISCOVERY OF 12.75 G/T GOLD OVER 83.4 METERS, ALONG PORCUPINE DESTOR FAULT ZONE

o PROPERTY COVERS PROSPECTIVE GROUND BETWEEN PAST-PRODUCING TIONAGA AND OROFINO GOLD MINES

VANCOUVER, BC - AMADOR GOLD CORP. (TSX-V: AGX) (the "Company") is pleased to announce, subject to regulatory approval, the acquisition of a 100% interest in the Tionaga property. The Tionaga is the Company's tenth gold project located within the Timmins/West Timmins district.

To view a map of the recently acquired Tionaga Gold property in the West Timmins district please click on the following link or cut and paste the link into your web browser:

http://media3.marketwire.com/docs/tw_map_1215.pdf

"The Tionaga property is an important addition to the Company's extensive gold project portfolio and we look forward to advancing it alongside our Horwood Gold project. Surface work on Horwood has been extremely successful with the discovery of a number of high-grade gold zones, a number of which are currently being tested with diamond drilling. We will be using a similar exploration model as we commence Tionaga's initial work program," comments Company President, Richard Hughes. "Over the past year Amador has been strategically expanding its presence in the West Timmins district, focusing on land along the Destor Porcupine Fault Zone, to increase the Company's exposure to precious metals. Given the number of active projects, we anticipate 2010 to be an exciting year for the Company."

CURRENT DRILLING:

Drilling recently commenced on the Company's Horwood Gold project, adjacent to the Tionaga property and the Maskooch Gold/VMS project, located in northwestern Ontario. Drilling is scheduled to begin shortly on the Loveland Gold/Copper/Nickel project located approximately 35 northwest of Timmins, Ontario.

The Tionaga property consists of 14 claims (152 units) in Horwood and Silk Townships, Porcupine Mining Division, adjacent to our Horwood Gold property which we are currently drilling. The property is accessible by road and is approximately 95 km southwest of Timmins. The property occurs along what may be a splay off the prolific gold-bearing Destor Porcupine Fault Zone (`DPFZ'). The DPFZ hosts the world famous Timmins gold camp as well as other gold deposits in the Harker-Holloway area of Ontario.

Consideration for the property consists of $100,000 and 1,000,000 shares, payable over 36 months. There is a 3% net smelter return payable. Up to 1.5% of the NSR may be purchased for $1,000,000 for each 0.5% interest, to a total of $3,000,000 for a 1.5% interest.

ABOUT AMADOR GOLD

Amador Gold Corp is a member of the Hughes Exploration Group of Companies and is led by a team with a stellar track record of discovery and development in Canada.

Amador has assembled a portfolio of more than 20 properties of exceptional merit in established mining camps and emerging mineral districts of Canada. These projects include the Loveland gold-copper-nickel project program and the Horwood gold project.

CONTACT INFORMATION

Corporate Inquiries:    Kevin Hull or Alan Campbell, INVESTOR RELATIONS
Phone:                  (604) 685-2222
Email:                  info@amadorgold.com
Website:                www.amadorgoldcorp.com

Visit Amador Gold Corp's web-site: www.amadorgoldcorp.com to see Smartstox interviews with Company Chairman and President, Richard Hughes.

AGORACOM Investor Relations:
Email:            agx@agoracom.com
Website:          http://www.agoracom.com/ir/amador

      THE STATEMENTS MADE IN THIS PRESS RELEASE MAY CONTAIN FORWARD-LOOKING
        STATEMENTS THAT MAY INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES.
       ACTUAL EVENTS OR RESULTS COULD DIFFER MATERIALLY FROM THE COMPANY'S
                          EXPECTATIONS AND PROJECTIONS.

         THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE
                   ADEQUACY OR ACCURACY OF THIS NEWS RELEASE.

                                                                      Document 2

                             MATERIAL CHANGE REPORT

TO:      British Columbia Securities Commission
         Alberta Securities Commission
         TSX Venture Exchange

ITEM 1. NAME AND ADDRESS OF COMPANY - AMADOR GOLD CORP., Suite 711 - 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

ITEM 2.  DATE OF MATERIAL CHANGE - December 15, 2009.

ITEM 3.  NEWS RELEASE - News Release issued December 15, 2009 at Vancouver, BC.

ITEM 4. SUMMARY OF MATERIAL CHANGE - AMADOR GOLD CORP. (TSX-V:AGX) announces, subject to regulatory approval, the acquisition of a 100% interest in the Tionaga property.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE - AMADOR GOLD CORP. (TSX-V:AGX) announces, subject to regulatory approval, the acquisition of a 100% interest in the Tionaga property. The Tionaga is the Company's tenth gold project located within the Timmins/West Timmins district.

         To view a map of the recently acquired Tionaga Gold property in the West Timmins district please click on the following link or cut and paste the link into your web browser:

         http://media3.marketwire.com/docs/tw_map_1215.pdf

         "The Tionaga property is an important addition to the Company's extensive gold project portfolio and we look forward to advancing it alongside our Horwood Gold project. Surface work on Horwood has been extremely successful with the discovery of a number of high-grade gold zones, a number of which are currently being tested with diamond drilling. We will be using a similar exploration model as we commence Tionaga's initial work program," comments Company President, Richard Hughes. "Over the past year Amador has been strategically expanding its presence in the West Timmins district, focusing on land along the Destor Porcupine Fault Zone, to increase the Company's exposure to precious metals. Given the number of active projects, we anticipate 2010 to be an exciting year for the Company."

CURRENT DRILLING:

         Drilling recently commenced on the Company's Horwood Gold project, adjacent to the Tionaga property and the Maskooch Gold/VMS project, located in northwestern Ontario. Drilling is scheduled to begin shortly on the Loveland Gold/Copper/Nickel project located approximately 35 northwest of Timmins, Ontario.

         The Tionaga property consists of 14 claims (152 units) in Horwood and Silk Townships, Porcupine Mining Division, adjacent to our Horwood Gold property which we are currently drilling. The property is accessible by road and is approximately 95 km southwest of Timmins. The property occurs along what may be a splay off the prolific gold-bearing Destor Porcupine Fault Zone (`DPFZ'). The DPFZ hosts the world famous Timmins gold camp as well as other gold deposits in the Harker-Holloway area of Ontario.

         Consideration for the property consists of $100,000 and 1,000,000 shares, payable over 36 months. There is a 3% net smelter return payable. Up to 1.5% of the NSR may be purchased for $1,000,000 for each 0.5% interest, to a total of $3,000,000 for a 1.5% interest.

ITEM 6. RELIANCE ON SECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102 - Not applicable.

ITEM 7. OMITTED INFORMATION - The undersigned is aware of no information of a material nature that has been omitted.

ITEM 8. EXECUTIVE OFFICER - Mr. Richard Hughes, President of the Issuer, is knowledgeable about the material change and this report. He can be contacted at (604) 685-2222.

ITEM 9. DATE OF REPORT - Dated at Vancouver, British Columbia, this 15th day of December 2009.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  AMADOR GOLD CORP.
                                  (Registrant)


Date:    December 17, 2009        BY:  /S/ DIANA MARK
                                  -----------------------------------------
                                  Diana Mark, Assistant Corporate Secretary